SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

BMC STOCK HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.01 per share
(Title of Class of Securities)

05591B109
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

                The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. The Gores Group, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,500,000 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,500,000 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 2.2%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. Gores Capital Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,433,120 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,433,120 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,433,120 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 2.1%
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. Gores Capital Advisors II, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,433,120 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,433,120 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,433,120 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 2.1%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. Gores Building Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,433,120 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,433,120 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,433,120 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 2.1%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. Glendon Saturn Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 66,880 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 66,880 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 66,880 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.1%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. Alec E. Gores
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,500,000 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,500,000 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 2.2%
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. Mark R. Stone
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,500,000 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,500,000 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 2.2%
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. Vance W. Diggins
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,500,000 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,500,000 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 2.2%
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. Steven C. Yager
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,500,000 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,500,000 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 2.2%
12	Type of Reporting Person (See Instructions) IN

AMENDMENT TO SCHEDULE 13G

Item 1(a). Name of Issuer:

BMC Stock Holdings, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

Two Lakeside Commons, 980 Hammond Drive, NE, Suite 500, Atlanta, GA 30328

Item 2(a). Name of Persons Filing:

This Schedule 13G is being filed by The Gores Group, LLC, Gores Capital Partners II, L.P., Gores Capital Advisors II, LLC, Gores Building Holdings, LLC, Glendon Saturn Holdings, LLC, Alec E. Gores, Mark R. Stone, Vance W. Diggins and Steven C. Yager (individually a “Reporting Person” and collectively the “Reporting Persons”).  As of November 2017, Fernando Goni is no longer a member of the investment committee of The Gores Group, LLC and, accordingly, is no longer a Reporting Person for purposes of this Schedule 13G.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o The Gores Group, LLC, 9800 Wilshire Blvd., Beverly Hills, California 90212.

Item 2(c). Citizenship:---

Each of The Gores Group, LLC, Gores Capital Advisors II, LLC, Gores Building Holdings, LLC and Glendon Saturn Holdings, LLC is a limited liability company organized under the laws of the State of Delaware. Gores Capital Partners II, L.P. is a limited partnership organized under the laws of the State of Delaware. Each of Alec E. Gores, Mark R. Stone, Vance W. Diggins and Steven C. Yager is a citizen of the United States.

Item 2(d). Title of Class of Securities:

Common stock, par value $0.01 per share (the “Common Stock”)

Item 2(e). CUSIP Number:

05591B109

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

(a) - (c)  See Items 5-11 of the cover page for each Reporting Person.

Gores Building Holdings, LLC is the record owner of 1,433,120 shares of Common Stock. Glendon Saturn Holdings, LLC is the record owner of 66,880 shares of Common Stock.

The Gores Group, LLC is the manager of Glendon Saturn Holdings, LLC and Alec E. Gores is the manager of The Gores Group, LLC. Gores Capital Partners II, L.P. is the controlling member of Gores Building Holdings, LLC. Gores Capital Advisors II, LLC is the general partner of Gores Capital Partners II, L.P. The Gores Group, LLC is the manager of Gores Capital Advisors II, LLC. The Gores Group, LLC has a four member investment committee that has voting and dispositive authority over the Common Stock held of record by Gores Building Holdings, LLC and Glendon Saturn Holdings, LLC. The members of the investment committee are Alec E. Gores, Mark R. Stone, Vance W. Diggins and Steven C. Yager. Each of the foregoing persons may be deemed to share voting and dispositive power with respect to the shares held of record by Gores Building Holdings, LLC and Glendon Saturn Holdings, LLC. None of the members of the investment committee, acting alone, has voting or dispositive power over any shares of Common Stock.

Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of BMC Stock Holdings, Inc., except for Gores Building Holdings, LLC and Glendon Saturn Holdings, LLC, for the shares which they hold of record as provided in the prior paragraph.

The percentage calculations herein are based upon the statement in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, as filed with the Securities and Exchange Commission on November 9, 2017, that there were 67,037,404 shares of Common Stock of the Issuer outstanding as of November 8, 2017.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Exhibits

1. Joint Filing Agreement among the Reporting Persons

2. Power of Attorney, incorporated herein by reference to Exhibit 2 to the Schedule 13G amendment relating to the Common Stock of the Issuer filed by the reporting persons with the Commission on February 8, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2018

THE GORES GROUP, LLC

By:                                   *

GORES CAPITAL ADVISORS II, LLC

By:          The Gores Group, LLC,
 Its Manager

By:                                   *

GORES CAPITAL PARTNERS II, L.P.

By:          Gores Capital Advisors II, LLC,
 Its General Partner

 By: The Gores Group, LLC,
 Its Manager

By:                                   *

GORES BUILDING HOLDINGS, LLC

By:                                   *

GLENDON SATURN HOLDINGS, LLC

By:                                   *

ALEC E. GORES

                                  *

MARK R. STONE

                                  *

VANCE W. DIGGINS

                                  *

STEVEN C. YAGER

                                  *

* By: /s/ Eric R. Hattler
 Eric R. Hattler
 Attorney-in-fact
 Pursuant to Powers of Attorney filed as Exhibit 2.